SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74960K 87 6
                                 (CUSIP Number)

                             Richard J. Lampen, Esq.
                  Executive Vice President and General Counsel
                 New Valley Corporation, 100 S.E. Second Street,
                   32nd Floor, Miami, FL 33131 (305) 579-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, NY 10005-1413
                                 (212) 530-5732

                                 March 13, 1996
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement | |.

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Brooke Group Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  BGLS Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Liggett Group Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                              200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  New Valley Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  ALKI Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON: Bennett S. LeBow

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of

         America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          IN

     This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 1996 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., a Delaware corporation (the "Company" or "RJR Nabisco"), with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.


     This statement is being filed by the Reporting Persons (as defined in the Schedule 13D). Other than as set forth herein there has been no material change in the information set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Brooke announced on March 13, 1996 that it has entered into an agreement to settle the Castano class action tobacco litigation (the "Castano Settlement"). The Castano Settlement, which is subject to federal court approval, releases Brooke and Liggett from all current and future addiction-based claims, including claims by a nationwide class of smokers whose lawsuit is pending in Louisiana federal court as well as claims by a narrower statewide class in the Engle class action pending in Florida state court. A copy of the press release announcing the Castano Settlement is attached hereto as Exhibit 12 and incorporated herein by reference.

     The Castano plaintiffs have also agreed that they will not seek to enjoin the spinoff of Nabisco to RJR Nabisco stockholders if the Brooke Group Nominees are elected to the RJR Nabisco Board of Directors at the Company's 1996 annual meeting of stockholders.

     Brooke also announced that it is engaged in settlement discussions with the Attorneys General of the states which have filed tobacco-related Medicaid reimbursement suits. Brooke believes that the parties are close to an agreement to resolve the states' claims on terms substantially similar to the Castano Settlement.

     The Castano Settlement would also apply in the event of a merger or other business combination between Liggett or Brooke and any of the other defendants, including the Company and its subsidiaries, in the lawsuits, except any entity with a market share greater than 30%. Any merger of Liggett with another tobacco company is not required by the Castano Settlement provision which allows the Nabisco spinoff to proceed without the threat of an injunction by the Castano class. If the Brooke Group Nominees are elected at the Company's 1996 annual meeting of stockholders, the Reporting Persons anticipate that the Company will be afforded the first opportunity to consider whether it wishes to explore joining the Castano Settlement through a merger or other transaction. Any decision to participate in the benefits of Brooke's settlement through a combination with Liggett is an entirely separate matter which would have to be approved by the RJR Nabisco Board of Directors and its stockholders. Mr. LeBow would not be involved in evaluating the merits of such a transaction. This process would be directed by the independent directors of RJR Nabisco, assisted by legal and financial advisors.

     The foregoing summary of the settlement agreement with the Castano plaintiffs is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 13 and is incorporate herein by reference.

     On March 13, 1996, Brooke was informed by the independent inspectors of election that consents representing 142,237,880 votes (50.58%) were delivered in favor of the Spinoff Resolution and 150,926,535 votes (53.67%) were delivered in favor of the Bylaw Amendment. RJR Nabisco announced that it currently had no plans to contest the outcome of the vote.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Schedule 13D is hereby amended to add the following:

     As of the close of business on March 13, 1996, the Icahn Entities have informed the Reporting Persons that they beneficially owned in the aggregate 12,386,300 shares of Common Stock, which constitute in the aggregate approximately 4.5% of the Common Stock outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

12.  Press release of Brooke Group Ltd. dated March 13, 1996.

13. Settlement Agreement, entered into March 12, 1996 by and between Dianne Castano and Ernest Perry, the putative representative plaintiffs in Dianne Castano, et al. v. The American Tobacco Company, Inc., et al., Civil No. 94-1044, United States District Court for the Eastern District of Louisiana, for themselves and on behalf of the plaintiff settlement class, and Brooke Group Ltd. and Liggett Group Inc., as supplemented by the letter agreement dated March 14, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 1996                      BROOKE GROUP LTD.
                                    By: New Valley Corporation


                                    By:/s/ RICHARD J. LAMPEN
                                       ----------------------------------------
                                    Richard J. Lampen
                                    Executive Vice President


                                    BGLS INC.
                                    By: New Valley Corporation


                                    By:/s/ RICHARD J. LAMPEN
                                       -----------------------------------------
                                       Richard J. Lampen
                                       Executive Vice President


                                    LIGGETT GROUP INC.
                                    By: New Valley Corporation


                                    By:/s/ RICHARD J. LAMPEN
                                       -----------------------------------------
                                       Richard J. Lampen
                                       Executive Vice President


                                    NEW VALLEY CORPORATION


                                    By:/s/ RICHARD J. LAMPEN
                                       -----------------------------------------
                                       Richard J. Lampen

                                       Executive Vice President

                                    ALKI CORP.
                                    By: New Valley Corporation


                                    By:/s/ RICHARD J. LAMPEN
                                       -----------------------------------------
                                       Richard J. Lampen
                                       Executive Vice President


                                   BENNETT S. LEBOW
                                   By: New Valley Corporation


                                   By:/s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Richard J. Lampen
                                      Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.                          Title:
-----------                          ------

     12.  Press release of Brooke Group Ltd. dated March 13, 1996.

     13. Settlement Agreement, entered into March 12, 1996 by and between Dianne Castano and Ernest Perry, the putative representative plaintiffs in Dianne Castano, et al. v. The American Tobacco Company, Inc., et al., Civil No. 94-1044, United States District Court for the Eastern District of Louisiana, for themselves and on behalf of the plaintiff settlement class, and Brooke Group Ltd. and Liggett Group Inc., as supplemented by the letter agreement dated March 14, 1996.